HSBC

October 13, 2000



Bert E. Brodsky, Chairman
Sandsport Data Services, Inc.
26 Harbor Park Drive
Port Washington, NY  11050

Re:      Your waiver request dated 10/6/00

Dear Mr. Brodsky:

We have reviewed your request for a waiver and amendment of the covenant pertaining to the Net Worth requirement contained within the Second Amendment dated as of February 14, 2000 to the Loan Agreement dated as of April 18, 1997 (the "Agreement") between Sandsport Data Services, Inc. and HSBC Bank USA, formerly known as Marine Midland Bank (the "Bank"), for the period ended May 31, 2000.

Please be advised that the Bank agrees to waive non-compliance with the above covenant to the extent of such non-compliance for the period ended May 31, 2000. Additionally, the Bank has agreed to amend the Net Worth covenant, which requires an increase of $75,000.00 as of each fiscal year end, to an increase of $25,000.00 as of each fiscal year end.

This waiver and amendment are effective only in this instance and for the purpose for which they are given. All other terms and conditions contained in the Agreement remain in full force and effect. No waiver of any single breach or default under the Agreement shall be deemed a waiver of any other breach or default.

Kindly execute and return to the Bank, as soon as possible, an acknowledgment copy of this letter which will become effective upon the Bank's receipt of such acknowledgement copy.

Sincerely,

HSBC Bank USA

/s/Gary Sarro
Gary Sarro
Vice President

Sandsport Data Services, Inc.

/s/Bert E. Brodsky            10/16/00
Bert E. Brodsky, Chairman       Date